November 9, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IN8bio, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-249530)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of IN8bio, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., New York City time, on Thursday, November 12, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 480 copies of the Preliminary Prospectus, dated November 5, 2020, through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Barclays Capital Inc.

As Representative of the several underwriters

[SIGNATURE PAGE FOLLOWS]

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

As Representative of the several underwriters.

cc: Nathan Ajiashvili, Partner, Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]